UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                          ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number  001-32749

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fresenius Medical Care North America 401(k) Savings Plan

920 Winter Street

Waltham, MA 02451-1457

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fresenius Medical Care AG & Co. KGaA

Else-Kröner Straße 1

61352 Bad Homburg, v.d. H. Germany

FRESENIUS MEDICAL CARE

NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2017 and 2016

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fresenius Medical Care North America 401 (k) Savings Plan (the “Plan”) is subject to the Employer Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and schedules are filed as a part of this Annual Report on Form 11-K:

INDEX

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017	3

Notes to Financial Statements	4-20

SUPPLEMENTAL SCHEDULE*:

Schedule of Assets (Held at End of Year) as of December 31, 2017	21

SIGNATURES:

Signatures	22

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exhibit Index	23

Exhibit 23.1 - Consent of WithumSmith+Brown, PC	24

*- Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

Fresenius Medical Care North America 401(k) Savings Plan

Opinion to the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures including examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WithumSmith + Brown, PC
We have served as the Plan’s auditor since 1999.
Boston, Massachusetts
June 29, 2018

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS:
Participant directed investments, at fair value	$1,909,293,972	$1,576,714,123
Stable value investment at contract value	493,458,999	456,425,774
Cash	20,293	494,863
Interest and dividends receivable	2,242	569
Contributions receivable - employer	54,502,065	50,478,132
Notes receivable from participants	80,449,132	75,411,799
Total assets	2,537,726,703	2,159,525,260

LIABILITIES:
Accrued administrative expenses	541,105	623,857

NET ASSETS AVAILABLE FOR BENEFITS	$2,537,185,598	$2,158,901,403

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2017

ADDITIONS:
Participant contributions -
Salary deferrals	$174,202,164
Rollovers	12,973,325
Employer contributions -
Matching	54,008,861
Defined contribution	928,871
Interest income on notes receivable from participants	3,975,583
Dividend and interest income	16,003,942
Net appreciation in value of investments	309,294,623
Total additions	571,387,369

DEDUCTIONS:
Benefits paid to participants	192,217,203
Administrative expenses	2,556,499
Total deductions	194,773,702

NET ADDITIONS BEFORE TRANSFERS	376,613,667

TRANSFERS IN FROM OTHER PLANS	1,670,528

NET ADDITIONS	378,284,195

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	2,158,901,403

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,537,185,598

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                          DESCRIPTION OF THE PLAN

Organization - Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) is sponsored by National Medical Care, Inc. d/b/a Fresenius Medical Care North America (“NMC” and, together with certain entities owned, controlled or under common control with NMC, the “Company”) for the benefit of the employees of the Company. NMC is an indirect, wholly-owned subsidiary of Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares (“Fresenius Medical Care AG& Co. KGaA”).  The Company is a provider of dialysis products and services.

The administration of the Plan is the responsibility of the Administrative Committee, which is appointed by NMC’s Board of Directors. Wells Fargo Institutional Retirement and Trust is the trustee and recordkeeper of the Plan.

The following description of the Plan provides only general information. Special provisions may apply for certain participants who joined the Plan pursuant to Company acquisitions.  Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all employees meeting the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). A summary description of the Plan is available from the Plan administrator.

Eligibility - An employee becomes eligible for participation in the Plan on the first day of the month following the completion of ninety days of service, subject to further limitations, as described in the Plan document.

Company Match — An employee becomes eligible for company matching contributions the first of the month following ninety days of service.

Participant Accounts - Each participant’s account is credited with the participant’s and Company’s contributions and allocations of Plan earnings. Participant and employer contributions are invested as directed by the participants into one or more designated investment options offered by the Plan. Additionally, participants have the option to establish a plan level brokerage account to allow the opportunity to invest in a wide array of securities.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                          DESCRIPTION OF THE PLAN (continued)

Participants may change their investment selections at any time. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant and Company Matching Contributions - Each participant may contribute from 1% to 75% of his or her eligible earnings on a pre-tax basis, subject to certain IRS limitations. Participating employees age 50 and above may elect to make “catch-up” pre-tax contributions to the Plan above the Plan maximums. The maximum additional “Catch Up” contribution was $6,000 for 2017 and 2016. The Company makes matching contributions to the Plan at an amount equal to 50% of the first 6% of eligible employee earnings, subject to certain limitations. Company matching contributions commence for participants who have completed one year of service. Company matching contributions are funded on an annual basis. Participants who are not employed by the Company at the end of the Plan year (December 31) are not eligible for the matching contribution.

Participants are at all times 100% vested to the extent of their own contributions and related earnings. Participants terminated prior to January 1, 2007 vest in the employer matching contributions according to the vesting schedule in effect at the time of termination. Active participants since January 1, 2007 vest in the employer matching contributions according to the following schedule:

Period of Service	Percentage Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 years or more	100%

Company Profit Sharing— The Company may make discretionary profit sharing contributions to the Plan for the benefit of all eligible participants. Employees who have completed a year of service for the plan year for which the contribution relates and are employed by the Company on the last day of the plan year for which the contribution relates are eligible to participate in this component of the Plan. Any discretionary profit sharing contributions are immediately 100% vested and are allocated to eligible participants based on compensation, with participants having ten years or more of service as of January 1, 2002 entitled to a higher profit sharing allocation. There was no profit sharing contribution made to the Plan in 2017.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                          DESCRIPTION OF THE PLAN (continued)

Forfeitures - At December 31, 2017 and 2016, forfeited account balances totaled $855,789 and $505,530, respectively. Forfeitures are used to reduce Company contributions and/or offset administrative expenses of the Plan. In January 2018, the Company used $572,793 of the forfeited account balance to reduce Company matching contributions for 2017 that were funded in 2018. In January 2017, the Company used $400,000 of forfeited account balances to reduce Company matching contributions for 2016 that were funded in 2017.

Defined Contribution- The Company makes payments to the Plan referred to as a “defined contribution” for the benefit of all eligible participants. Employees satisfying all of the following requirements are eligible to participate in this component of the Plan: (i) the employee was employed by the Company as of March 9, 2002; (ii) the employee was a participant in the Fresenius Medical Care North America Retirement Plan (“Pension Plan”) on March 9, 2002, and (iii) the employee had completed ten years of pension service as of March 9, 2002. Employees eligible to participate will only receive a defined contribution allocation for a given plan year after the completion of 15 years of pension service as long as the employee is employed by the Company on the last day of the plan year for which the contribution relates.  Eligible participants are immediately 100% vested in such contributions.

The amount of the defined contribution for each eligible participant is actuarially determined and is principally based on the participant’s length of service, level of compensation, projected benefit from the Pension Plan, and the projected benefit from the profit sharing component of this Plan. Certain actuarial assumptions related to annual compensation percentage increases, annual investment returns and anticipated profit sharing funding levels are made in determining the defined contribution funding amounts.

Distributions — At termination of employment, the participant is entitled to withdraw his or her vested account balance from the Plan. Any remaining unpaid loan balances at termination of employment are treated as distributions. Terminated employees with account balances of less than $5,000 must withdraw their account balances from the Plan.  Terminated employees with participant account balances greater than $5,000 may elect to defer receiving distributions from the Plan until age 70 1/2. The Plan allows any participants with account balances greater than $5,000 to elect payouts in the form of an annuity over a period not to exceed 25 years. In certain instances, prior to termination, participants may (subject to approval by the Administrative Committee and in compliance with ERISA) withdraw account balances to defray financial obligations.  In addition, plan participants are eligible to take in service distributions at age 59 ½.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                          DESCRIPTION OF THE PLAN (continued)

Plan Termination — Although the Company expects to continue the Plan as a permanent, tax-deferred savings program for the exclusive benefit of Company employees, the continuance of the Plan is not assumed by the Company as a contractual obligation. The Company reserves the right to amend or terminate the Plan subject to the provisions set forth by ERISA. If the Company terminates the Plan, accounts will be valued as of the termination date and distributed in a lump sum payment to each participant subject to ERISA and/or other legal requirements that may exist at that time and in compliance with ERISA.  Affected plan participants will become 100% vested upon Plan termination.

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting - The accompanying financial statements have been prepared using the accrual method of accounting under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments — Investments are reported at fair value (except for fully benefit responsive contracts which are reported at contract value).  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

As required under U.S. GAAP, the Plan’s investment in a stable value separate account with underlying investments in a fully benefit-responsive investment contract is presented in the statements of net assets available for benefits at contract value. The statement of changes in net assets available for benefits with respect to such contract is also presented on a contract value basis. Contract value represents contributions made, plus earnings, less participant withdrawals and is the relative measurement attributable to a fully benefit-responsive investment contract because contract value is the amount participants would ordinarily receive if they were to initiate permitted transactions under the terms of the Plan.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account. The originating loan interest rate, determined quarterly, is set at 2% above the prime rate, as defined. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits — Benefits are recorded when paid.

Administrative Expenses — Certain administrative costs of the Plan have been absorbed by the Company. In addition, certain investment related administrative expenses are reflected as a reduction in net appreciation in value of investments and are not readily determinable.

Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

New Accounting Pronouncements — In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefits Plans (Topic 965): Employee Benefits Plan Master Trust Reporting. This update requires disclosure of the dollar amount of a plan’s interest in each type of investment held by a master trust, as well as the master trust’s other assets and liabilities on a gross basis and the dollar amount of a plan’s interest in each balance. This update is effective for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented and with early adoption permitted. The Company does not expect this update to have a significant impact on the Plan’s financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.                          PARTICIPANT INVESTMENT OPTIONS

The following table presents a description of the investment options and the fair value (or contract value as appropriate) of the investments of each fund option as of December 31, 2017 and 2016:

	2017	2016
BlackRock Large Cap Blend Index Fund Option— This option invests in the Equity Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the S&P 500® Index by investing in stocks that make up the index.	$537,394,324	$456,858,592

BlackRock Mid Cap Index Fund Option— This option invests in the Mid Capitalization Equity Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the S&P 400® Index by investing in stocks that make up the index.	118,744,723	97,684,077

BlackRock Small Cap Index Fund Option — This option invests in the Russell 2000® Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Russell 2000® Index by investing in a diversified sample of stocks that make up the index.	133,907,454	115,990,070

BlackRock International Index Fund Option— This option invests in the BlackRock MSCI ACWI ex — U.S. Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the MSCI ACWI ex — U.S. Index by investing in stocks that make up the index.	71,640,661	53,375,817

BlackRock U.S. Debt Index Fund Option — This option invests in the U.S. Debt Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Barclays Capital Aggregate Bond Index by investing in a diversified sample of the bonds that make up the index.	59,930,772	60,002,253

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.                          PARTICIPANT INVESTMENT OPTIONS (continued)

BlackRock TIPS Index Fund Option— This option invests in the U.S. Treasury Inflation Protected Securities Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Barclays Capital U.S. TIPS Index by investing in some or all of the bonds that make up the index.	8,326,001	7,371,736

BlackRock Emerging Markets Index Fund Option— This fund invests in the Emerging Markets Index Non-Lendable Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the MSCI Emerging Markets Index by investing in stocks that make up the index.	19,718,392	10,520,717

MassMutual Stable Value Separate Account Option— This option is designed to provide a stable rate of return, generated from performance of a Core Bond portfolio, that insulates the fund from daily fluctuations in the bond market. The fixed rate of return resets quarterly.	270,276,904	255,673,413

Target Date Retirement Funds Option— These options invest in a mix of the above underlying funds and are designed for Plan participants expecting to retire around the year indicated in the fund name. The asset allocation strategy of these options generally become increasingly conservative as the target retirement date approaches. The target date options are as follows:

Target Retirement Income Fund Option	26,950,207	26,541,003
Target Retirement 2015 Fund Option	51,981,758	58,936,093
Target Retirement 2020 Fund Option	145,566,196	138,887,940
Target Retirement 2025 Fund Option	188,717,919	152,126,699
Target Retirement 2030 Fund Option	167,088,180	130,888,744
Target Retirement 2035 Fund Option	166,776,757	129,289,446
Target Retirement 2040 Fund Option	120,975,023	90,095,527
Target Retirement 2045 Fund Option	83,450,124	61,027,148
Target Retirement 2050 Fund Option	81,981,248	55,531,259

Vanguard Long Term Bond Index Fund Option- This option is a publicly traded mutual fund that seeks to match the performance of the Barclays Capital U.S. Long Government/Credit Float Adjusted Bond Index.	24,195,809	20,514,312

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.                          PARTICIPANT INVESTMENT OPTIONS (continued)

Fresenius Company Stock Fund Option — This option invests in Fresenius Medical Care AG & Co. KGaA company stock and cash. This option was frozen as of June 15, 2015.	93,950,553	86,914,899

Brokerage Link— This investment option allows participants to establish a plan level brokerage account with Charles Schwab for the opportunity to invest in common stocks, mutual funds, corporate bonds and other securities.	31,179,966	24,910,152

Total	$2,402,752,971	$2,033,139,897

4.                          STABLE VALUE SEPARATE ACCOUNT

The Plan provides a stable value separate account option to participants, referred to as the “MassMutual Stable Value Separate Account”, consisting of an investment in an underlying guaranteed investment contract. This fund option is designed to provide a guaranteed rate of return with crediting interest rates that reset on a quarterly basis. The Plan has entered into a group annuity contract with Massachusetts Mutual Life Insurance Company (“MassMutual”), whereby deposits made by the Plan to the contract are maintained in an account separate from MassMutual’s general investment account thereby insulating the account from liability arising out of other business activities conducted by MassMutual. The separate account invests in a diversified portfolio of fixed income securities, including corporate, mortgage backed, and government and agency bonds and may include derivative instruments. At December 31, 2017, the contract value of the Plan’s investment in the contract was $493,458,999. At December 31, 2016, the contract value of the Plan’s investment in the contract was $456,425,774.

The stable value separate account is considered fully benefit-responsive whereby participants are permitted to make withdrawals at contract value for benefit payments, loans or transfers to other investment options.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.                          STABLE VALUE SEPARATE ACCOUNT (continued)

If one of the following conditions was present it would limit the Plan’s ability to conduct transactions at contract value.

1)             Complete or partial termination of the Plan as notified by the Contractholder/Plan sponsor,

2)             Complete or partial termination of the Separate Account Guaranteed Investment Contract (SAGIC), as notified by the Contractholder/Plan sponsor,

3)             Determination by IRS that the Plan no longer meets Code Section 401(a),

4)             Breach of the SAGIC Contract by the Contractholder with inability to cure within 15 business days of breach.

5)             Market Value Event withdrawals, including but not limited to:

•                  Plan’s establishment, activation or material change to a Plan investment fund; change in regulation that will have a material adverse financial effect on MassMutual in the context of the SAGIC Agreement,

•                  Removal or transfer of a group of employees from the Plan due to layoff, merger, early retirement package, sale or discontinuance of all or any part of the Plan sponsor’s or Affiliated Employer’s business, etc.

•                  Employer directed transfer of assets from the SAGIC to any other fund.

None of the above conditions were present as of the date of these financial statements.

The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with the Plan participants are probable of occurring

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.                          FAIR VALUE MEASUREMENTS

Under U.S. GAAP, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  A fair value hierarchy has been established under U.S. GAAP that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1	Observable inputs based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs for assets or liabilities, other than quoted prices included in Level 1, which are either directly or indirectly observable as of the measurement date. Inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs derived principally from or corroborated by observable market data by correlation or other means.

Level 3

Unobservable inputs where there is little or no market activity for the assets or liabilities. These inputs reflect Plan management’s assumptions of the data market participants would use in pricing an asset or liability, based on the best information available in the circumstances.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.                          FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for Plan assets measured at fair value at December 31, 2017 and 2016.

Fresenius Medical Care AG & Co. KGaA shares  —  The Plan’s investment in shares of Fresenius Medical Care AG & Co. KGaA (the parent company of the Plan sponsor), which trade on the New York Stock Exchange in the form of American Depository Receipts (ADRs), is valued at the share’s closing price on the last business day of the Plan year.

Mutual Funds — Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of the shares held by the Plan at year end.

Brokerage Link — Included in the brokerage link account are common stocks and corporate bonds. Common stocks are valued at end of year quoted prices on the market on which the individual securities are traded. Certain corporate bonds are valued at the closing price on the market on which the bonds are traded.  Corporate bonds traded in the over-the-counter market are valued at the average of the last reported bid and asked prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.                          FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2017 and 2016:

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual Funds	$26,910,524	$—	$—	$26,910,524
Fresenius Medical Care AG & Co KGaA- Shares	91,235,838	—	—	91,235,838
Brokerage Link(a)	30,867,281	312,685	—	31,179,966
Total Investments at Fair value	$149,013,643	$312,685	$—	149,326,328
Total Investments at Net Asset Value				1,759,967,644
Total Investments				$1,909,293,972

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds	$22,581,962	$—	$—	$22,581,962
Fresenius Medical Care AG & Co KGaA- Shares	84,847,250	—	—	84,847,250
Brokerage Link(a)	24,553,933	356,219	—	24,910,152
Total Investments at Fair value	$131,983,145	$356,219	$—	132,339,364
Total Investments at Net Asset Value				1,444,374,759
Total Investments				$1,576,714,123

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.                          FAIR VALUE MEASUREMENTS (continued)

(a) - Investments in brokerage accounts of Plan participants choosing the “Brokerage Link” investment option. Such investments consist of a variety of classes of common stocks, mutual funds, corporate bonds and other investments as directed by Plan participants.

For the year ended December 31, 2017, there were no transfers among Levels 1, 2 or 3.

The following table for December 31, 2017 and 2016 sets forth a summary of the Plan’s investments with a reported NAV.

				Other	Redemption
	Fair Value	Fair Value	Redemption	Redemption	Notice
Investments	December 31, 2017*	December 31, 2016*	Frequency	Restrictions	Period

Equity Index Fund	$849,537,273	$702,495,210	Daily	None	None
Russell 2000 Index Fund	193,698,088	167,658,913	Daily	None	None
Mid Capitalization Equity Index Fund	206,766,539	170,160,502	Daily	None	None
U.S. Debt Index Fund	183,544,885	164,846,663	Daily	None	None
Blackrock MSCI ACWI ex-U.S. Index Fund	238,978,857	177,176,790	Daily	None	None
U.S. Treasury Inflation Protection Securities Fund	13,013,030	12,380,284	Daily	None	None
Emerging Markets Index Non-Lendable Fund	74,428,972	49,656,397	Daily	None	None
Total	$1,759,967,644	$1,444,374,759

* The fair value of the investments has been estimated using the net asset value of the investment as a practical expedient.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.                          NOTES RECEIVABLE FROM PARTICIPANTS

Participants may at any time borrow up to 50% (but not more than $50,000) of their vested account balances with a minimum loan amount of $500. Such loans are secured by the participants’ account balances. The loans bear a reasonable rate of interest ranging from 3.25% to 10.75% per annum as of December 31, 2017 and 2016, and generally must be repaid in equal payments in five years or less. A longer repayment period may be allowed for loans granted to purchase a primary residence.

7.                          RELATED PARTY TRANSACTIONS

The Plan invests in collective investment funds offered and managed by BlackRock Institutional Trust Company N.A. (“BlackRock”).  BlackRock charged the Plan investment management fees of $599,661 in 2017, of which $161,929 and $253,305 was payable as of December 31, 2017 and 2016, respectively.

Wells Fargo Institutional Retirement and Trust, the trustee and recordkeeper of the Plan, charged the Plan $1,498,891 in 2017 and 2016, for recordkeeping services, of which $379,176 and $370,552 was payable as of December 31, 2017 and 2016 respectively.

The Plan invests in the Wells Fargo Money Market Fund. Transactions in such investments are considered party-in-interest transactions as defined by ERISA but are exempt from the prohibited transaction rules.

The Plan invests in shares of Fresenius Medical Care AG & Co. KGaA, the parent company of the Plan Sponsor. Transactions in such investments are considered party-in-interest transactions as defined by ERISA but are exempt from the prohibited transaction rules.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

8.                          RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net addition amounts per the financial statements to Form 5500 for the year ended December 31, 2017.

Net additions per statement of changes in net assets available for benefits per the financial statements	$378,284,195

Transfers in from other plans per statement of changes in net assets available for benefits per the financial statements	(1,670,528)

Net income per Form 5500	$376,613,667

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.                          TAX STATUS OF THE PLAN

The Internal Revenue Service, by letter dated April 30, 2015, determined that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (the “Code”) and is, therefore, considered to be exempt from Federal income taxes under the provisions of Section 501(a).  The Plan has been amended since receiving the determination letter, however, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by the tax authorities; however, there are currently no audits for any tax periods in progress.  In addition, there are no tax related interest or penalties for the periods presented in these financial statements.

10.                   RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of collective investment funds, stable value separate account, mutual funds and shares of Fresenius Medical Care AG & Co. KGaA. Additionally, Plan participants can invest in a wide array of securities through a plan level brokerage account.  Such investments are exposed to various risks, such as interest rate, market, and credit risks. Due to such risks, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

11.                   TRANSFERS FROM/TO OTHER PLANS

In February 2017, the assets of the New York Dialysis Services, Inc 401(k) Plan, was merged into the Plan. The assets transferred into the Plan pursuant to the merger totaled $197,980.

In December 2017, the assets of the Pacific Cardiovascular Associates 401(k) Plan, was merged into the Plan. The assets transferred into the Plan pursuant to the merger totaled $1,472,548.

Total transfers above amounted to $1,670,528 which are reflected as transfers on the statement of changes in net assets.

12.                               SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the report date which is the date these financial statements were available to be issued.

The Plan was restated effective January 1, 2018. The purpose of this restatement was to include a Roth option as an elective contribution for all eligible employees.  In addition, the restatement established that employees participating in the Plan will become eligible for the company matching contribution on the first of the month following ninety days of service.

There were no other subsequent events which require an adjustment to or disclosure in these financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2017

	(b)	(c)		(d)	(e)
(a)	Identity of Issuer	Description		Cost	Current Value

	Collective Investment Funds -

*	BlackRock Institutional Trust Company N.A.:
	Equity Index Fund F	17,006,605	Units	**	$849,537,273
	Russell 2000 Index Fund F	4,177,032	Units	**	193,698,088
	Mid Capitalization Equity Index Fund F	2,338,079	Units	**	206,766,539
	U.S. Debt Index Fund F	5,904,205	Units	**	183,544,885
	BlackRock MSCI ACWI ex - U.S. Index Fund F	8,812,478	Units	**	238,978,857
	U.S. Treasury Inflation Protected Securities Fund F	630,388	Units	**	13,013,030
	Emerging Markets Index Non-Lendable Fund F	3,090,688	Units	**	74,428,972
					1,759,967,644

*	Fresenius Medical Care AG & Co. KGaA	1,736,172	Shares (ADRs)	**	91,235,838

	Mutual Fund -
	Vanguard Long Term Bond Index Fund	1,677,634	Shares	**	24,195,809
	Wells Fargo Money Market Fund	2,714,715	Shares	**	2,714,715
					26,910,524

	MassMutual Stable Value Fund	Group annuity contract		**	493,458,999

	Brokerage Link	Brokerage accounts		**	31,179,966

*	Notes Receivable from Participants	Interest range of 3.25%-10.75%		—	80,449,132

	Total				$2,483,202,103

*      -     denotes a party-in-interest as defined by ERISA

**    -     participant directed

SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fresenius Medical Care North America 401(k) Savings Plan

Date	June 29, 2018	By:	/s/ Mark Fawcett
Mark Fawcett, Trustee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Internal Page No.	Sequential Page No.
23.1	Consent of WithumSmith+Brown, PC	24	27